UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020.

Commission File Number 001-38172

HUDSON CAPITAL INC.

(Translation of registrant’s name into English)

19 West 44th Street, Suite 1001,

New York, NY 10036

Telephone: (970) 528 9999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On August 20, 2020, Mr. Jinchi Xu tendered his resignation as Chief Financial Officer and director of Hudson Capital Inc. (the “Company”) citing personal reasons for his resignation and confirmed that it was not a result of any disagreement with the Company’s policies or practices. The Board of Directors (the “Board”) of the Company accepted his resignation with effect from August 20, 2020.

On August 20, 2020, the Board appointed Mr. Hon Man Yun to succeed Mr. Xu as Chief Financial Officer and director. Prior to his appointment, Mr. Yun was the Chief Financial Officer of Kiwa Bio-tech Products Group Corporate, an OTC market-listed company from April 2018. From May 2017 through August 2020, he also held various positions with Kaisun Energy Group Limited, a Hong Kong GEM company ranging from Group VP & Compliance and Internal Audit Officer to Group VP & Chief Accountant and Joint Secretary. From December 2014 through May 2017, he was an associate at China Merchants Securities (Hong Kong) Co., Limited and from March 2013 through September 2014, he was the Financial Comptroller at E Lighting Group Limited, another Hong Kong GEM company. From September 2007 through December 2014, he was a corporate consultant to Smart Pine Investment Limited. From January 2008 through April 2010, he was the Chief Operating Officer and Treasurer at China INSOnline Corp., a NASDAQ-listed company. Mr. Yun holds a Master of Business Administration (2007) from the University of Western Sydney, a Higher Diploma in Business Studies (1988 - 1991) from the City Polytechnic of Hong Kong and a Diploma in Accountancy (1986 - 1988) from Morrison Hill Technical Institute. He is currently a Fellow Member of the Chartered Accountant, The Institute of Chartered Accountants in England & Wales, a Fellow Member of The Chartered Association of Certified Accountants and a Member of The Hong Kong Institute of Certified Public Accountants.

Mr. Yun’s initial term of employment is for one year and will be renewable for successive one-year terms if neither the Company nor Mr. Yun provides notice of termination. Mr. Yun’s base salary will be $6,000 per month and he will be eligible for a discretionary bonus as determined by the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2020	HUDSON CAPITAL INC.

	By:	/s/ Warren Wang
	Name:	Warren Wang
	Title:	Chief Executive Officer